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                              [GIGA COMPANY LOGO]

January 27, 2003

Dear Stockholder:

     On behalf of the Board of Directors of Giga Information Group, Inc. ("Giga"), I am pleased to inform you that Giga has entered into a merger agreement with Forrester Research, Inc. ("Parent") and Whitcomb Acquisition Corp. ("Purchaser"), a wholly owned subsidiary of Parent, pursuant to which Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of Giga's Common Stock, together with the associated rights issued pursuant to the Rights Agreement dated as of February 18, 2000 (as amended from time to time) between Giga and American Stock Transfer & Trust Co. (together, the "Giga Common Stock") for $4.75 per share in cash. The tender offer is conditioned upon, among other things, clearance under applicable antitrust laws. Gideon I. Gartner, W.R. Hambrecht + Co., LLC and W.R. Hambrecht + Co., Inc. have agreed to tender approximately 27% of the outstanding shares of Giga Common Stock, as of January 20, 2003, in the tender offer. The tender offer will be followed by a merger, pursuant to which each share of Giga Common Stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT, THE OFFER AND THE MERGER ARE FAIR, FROM A FINANCIAL POINT OF VIEW, TO GIGA AND ITS STOCKHOLDERS AND THAT THE MERGER IS ADVISABLE, AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF GIGA COMMON STOCK ACCEPT THE OFFER AND TENDER THEIR SHARES OF GIGA COMMON STOCK IN THE OFFER.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the Company's financial advisor, Alliant Partners ("Alliant"), dated January 20, 2003, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the $4.75 per share cash consideration to be received by the holders of the Giga Common Stock in the Offer and the merger is fair, from a financial point of view, to such stockholders. This opinion is included as Annex B to the attached Schedule 14D-9. You should read the opinion carefully and in its entirety.

     Enclosed are the Offer to Purchase, dated January 27, 2003, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. WE URGE YOU TO READ THESE DOCUMENTS CAREFULLY IN MAKING YOUR DECISION WITH RESPECT TO TENDERING YOUR GIGA COMMON STOCK PURSUANT TO THE OFFER.

     On behalf of the Board of Directors and management of Giga, I thank you for your support.

                              -s- John F. Andrews
                     President and Chief Executive Officer